June 26, 2006

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
212-735-3000

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:  Todd K. Schiffman, Assistant Director

RE:	COWEN GROUP, INC.
AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
FILED JUNE 23, 2006
COMMISSION FILE NO. 333-132602

Dear Mr. Schiffman:

On behalf of Cowen Group, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 3 to the above-referenced registration statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on June 12, 2006.

The changes reflected in Amendment No. 3 include those changes made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated June 15, 2006 (the “Comment Letter”) in connection with the Registration Statement.  Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.  Page references contained in the response are to the form of prospectus contained in Amendment No. 3.

The Offering, page 9

1.                                      Please revise note 2 to state the number of restricted shares and to state that the number of shares to be outstanding after this offering includes the sale of up to 1,682,608 shares of common stock which the underwriters have the option to purchase from SG Americas Securities Holdings.

Company Response:

In response to the Staff’s comment, the Company has revised note 2 on page 9.

Recent Developments

2.                                      Consider presenting a recent developments section to address the second quarter.

Company Response:

In response to the Staff’s comment, the Company has added a recent developments section on page 8.

Summary of Combined Financial Data, page 10

3.                                      Revise the pro forma earnings (loss) per share to reflect the amount of 15 million common shares outstanding after the offering.  In addition, related changes should be made to the Unaudited Pro Forma Combined Operating Information appearing on pages 29-35.

Company Response:

In response to the Staff’s comment, the Company has added note 7 on page 11.  Similar clarifying language was added in note 2 on page 9 and in note 7 to the unaudited pro forma combined operating information on page 34.

Capitalization, page 26

4.                                      Please revise to expand the capitalization table to present the amount of authorized and outstanding preferred and common shares, par value $0.01 per share. In addition, expand the headnote to state that the number of shares outstanding after this offering includes the sale of up to 1,682,608 shares of common stock which the underwriters have the option to purchase from SG Americas Securities Holdings and adjust the numerical allocation of pro forma stockholders’ equity between common stock and retained earnings as necessary.

Company Response:

In response to the Staff’s comment, the Company has revised the Capitalization table on page 26.

Unaudited Pro Forma Combined Financial Information

Notes, pages 29-31

5.                                      Please revise the notes to the unaudited pro forma combined financial information to clearly specify all numerical components used in the calculation of adjustments for the periods presented.

Company Response:

In response to the Staff’s comment, the Company has added disclosure on pages 32 through 35.

Basis Of Presentation, pages 42-43

6.                                      We note that you disclose that you are a party to two unbundling arrangements and that you may enter into additional unbundling arrangements in the future.

Please revise the disclosure to state how you compile your cost information for unbundling arrangements and how you would allocate those costs between costs of services and general and administrative expenses.

Company Response:

In response to the Staff’s comment, the Company has added disclosure on page 43.

Basis of Presentation, page 43

7.                                      Please revise your discussion of income statement presentation to include the key ideas about your costs’ relation to revenues and how you use cost information for pricing services that you presented in paragraphs 2 and 3 of your June 12, 2006 response to our comment 27.

Company Response:

In response to the Staff’s comment, the Company has added disclosure on page 43.

Shares Eligible for Future Sale, page 125

8.                                      If correct, please revise to state that of the 15 million shares 11,217,392 shares of common stock sold in this offering (or 12,900,000 shares if the underwriters’ option to purchase additional shared is exercised in full) will be fully tradable.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 125.

Financial Statements

Combined Statement of Operations

Revenues, Other Revenues, and Expenses, page F-4

9.                                      We note your response to our comment 27 of our letter to you dated June 6, 2006. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

Company Response:

The Company notes the Staff’s comment and thanks the Staff for its consideration.

Combined Statement of Operations, pages F-4 and F-36 and

Note 2, Other Revenues, page F-12

10.                               Refer to paragraphs 78 and 82 of FASB Concept Statement 6. Changes from increases in cash surrender value of life insurance appear peripheral to your business. Please revise the audited and interim unaudited statements of operations and the description of the related accounting policy to reclassify the cash surrender value increases from revenues to operating or nonoperating gains, as appropriate.

Company Response:

In response to the Staff’s comment, the Company has revised the Summary Combined Financial Data on page 10, the Selected Combined Financial and Other Data on page 36 and its audited and interim unaudited combined statements of operations as reflected in pages F-4 and F-36.  In addition, the Company deleted the reference to its corporate owned life insurance on page F-12 and added additional disclosure in note 12, under Deferred and Other Compensation Plans, on page F-26. The Company has also reflected the corresponding changes throughout the prospectus.

11.                               Please consider revising the line item descriptions of revenues on the statements of operations to provide a separate line item for revenues from portfolio management.

Company Response:

As discussed with the Staff on June 22, 2006, the Company believes that revenues from portfolio management are not material as they represent less than 2% of total revenues.  As such, the Company does not believe that it would be appropriate to present revenues from portfolio management on a separate line.

12.                               In view of the significance of the increases in cash surrender value to 2006 quarterly results; please tell us the amounts recorded for the 2006 and 2005 quarterly periods and for the year 2005.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 to disclose the changes in the cash surrender value for the years ended December 2005, 2004 and 2003.  The Company has recognized changes in the cash surrender value of $1.8 million, $(0.6) million and $2.3 million for the quarter ended March 31, 2006, quarter ended March 31, 2005 and year ended December 31, 2005, respectively.

13.                               Please revise the discussions of revenues and other income on pages 45 and 50 to be consistent with your revisions in response to the previous comments.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 50.

Note 8, Unaudited Pro Forma Condensed, Combined Statement of Financial Condition

pages F-48-F-50

14.                               Please revise to state if correct, that the adjustment reflects the capital contribution from SG Americas Securities Holdings from its assumption of liabilities related to our employees under the SG Merchant Banking Coinvestment Plan and SG Cowen Ventures I, L.P., in the amounts of $4.5 million and $0.6 million, respectively.

Company Response:

In response to the Staff’s comment, the Company has added disclosure on page F-50.

Acknowledgment

                The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to the undersigned at (212) 735-2694.

Very truly yours,

/s/ Phyllis G. Korff
Phyllis G. Korff